Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Initiates Phase I Clinical Trial of VP025

Mississauga, Ontario (February 3, 2005) — Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting chronic inflammation underlying cardiovascular and neurological disease, today announced that it has initiated a phase I clinical trial of VP025, the lead drug candidate from its new class of drugs designed to target inflammation. VP025 is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases, including Alzheimer’s disease, Parkinson’s disease, and amyotrophic lateral sclerosis (Lou Gehrig’s disease).

“The initiation of patient enrollment into our phase I trial of VP025 is a significant milestone for Vasogen, as it adds an exciting new product candidate to our clinical development pipeline,” commented David Elsley, President and CEO of Vasogen. “Our observations from a number of preclinical models that VP025 provided a neuro-protective effect in addition to demonstrating anti-inflammatory activity within the central nervous system, underpins our enthusiasm for this new drug candidate. We believe that this therapeutic profile offers significant potential for the treatment of neuro-inflammatory conditions, including Alzheimer’s disease and Parkinson’s disease.”

VP025, the lead product from a new class of drugs designed to interact with antigen-presenting cells of the immune system to regulate tissue levels of cytokines and control inflammation, is being developed for neuro-inflammatory disorders. Data demonstrating the ability of VP025 to reduce levels of inflammation across the blood-brain barrier in a number of experimental models has been presented at major neurology conferences. In preclinical models, VP025 has been shown to improve biological correlates of memory function; reduce the established neural deficit associated with aging; and prevent detrimental effects of beta-amyloid, a major component of the plaques found in the brains of Alzheimer’s disease patients. VP025 has also been shown experimentally to delay disease onset and prolong survival in a model of Lou Gehrig’s disease; reduce movement abnormalities in a model of Parkinson’s disease; and reduce the level of activation of microglial cells – inflammatory cells specifically found in the central nervous system.

The double-blind, placebo-controlled phase I clinical trial of VP025 will examine safety and tolerability of various doses of VP025 in up to 24 healthy volunteers. The trial is expected to be completed during the second quarter and, subject to successful outcomes, is expected to form the basis of an application to commence phase II clinical development in patients with neuro-inflammatory disorders.

There are several neurological conditions associated with inflammation in the brain and central nervous system, including Alzheimer’s disease, Parkinson’s disease, and Lou Gehrig’s disease. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden. It is estimated that these neurological conditions affect more than five million people in North America and generate costs of care that exceed US$75 billion annually.

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…page 2, February 3, 2005

About Vasogen:

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. Our lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials in life-threatening cardiovascular conditions with significant unmet needs. The 500-patient phase III SIMPADICO trial, which has completed patient enrolment, is designed to further investigate the use of our Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,000-patient phase III ACCLAIM trial, ongoing at more than 150 clinical centers in North America and Europe, is designed to further investigate the use of our Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. We are also developing a new class of drugs for the treatment of neuro-inflammatory disorders, which include such devastating disorders as Parkinson’s disease and Alzheimer’s disease. VP025, the lead product candidate from this new class of drugs, is now entering phase I clinical development.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.